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As filed with the Securities and Exchange Commission on January 7, 2002.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

eRoomSystem Technologies, Inc.
(Name of Subject Company (Issuer))

eRoomSystem Technologies, Inc.
(Name of Filing Person (Offeror))

Certain Options to Purchase Common Stock, par value $.001,
Per Share Having an Exercise Price Per Share of $1.50 or More
(Title of Class of Securities)

296016108
(CUSIP Number of Class of Securities Underlying Certain Options to Purchase Common Stock)

Nevada	3570	87-0540713
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Gregory L. Hrncir, Vice President of Business Affairs, General Counsel and Secretary
eRoomSystem Technologies, Inc.
390 North 3050 East, St. George, Utah 84790, (800) 316-3070
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael J. Bonner, Esq., John C. Jeppsen, Esq. and Robert C. Kim, Esq.
Kummer Kaempfer Bonner & Renshaw
3800 Howard Hughes Parkway, 7th Floor
Las Vegas, Nevada 89109, (702) 792-7000

Transaction Valuation	Amount of Filing Fee
See Note 1	$31
(1)
As of December 4, 2001, the "transaction valuation" was calculated on the basis of the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 1,367,855 shares of common stock of eRoomSystem Technologies, Inc. will be tendered and cancelled pursuant to this offer, which may or may not occur. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose. The Black-Scholes option valuation model was developed for use in estimating the fair value of publicly traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option valuation model requires the input of highly subjective assumptions including expected stock price volatility and expected life of the options. Because our employee stock options differ significantly from traded options, and because changes in assumptions can materially affect the results of the Black-Scholes calculation, we believe that the Black-Scholes model does not provide a reliable measure of the value of the existing employee stock options covered by this offer. Because on the date of this filing most of these options have exercise prices that are substantially higher than the current trading price of our common stock, we believe these options have little or no current value.

   / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: Not applicable.

   Form or Registration No.: Not applicable.

   Filing party: Not applicable.

   Date filed: Not applicable.

   / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   / / third party tender offer subject to Rule 14d-1.

   /x/ issuer tender offer subject to Rule 13e-4.

   / / going-private transaction subject to Rule 13e-3.

   / / amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

    The terms and conditions of the offer are subject to change prior to or during the offering period. You should read the completed schedule because it contains important information. The Schedule TO and other filed documents can be obtained without charge at the website of the Securities and Exchange Commission: www.sec.gov.

    The filing of this Schedule TO shall not be construed as an admission by eRoomSystem Technologies, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

ITEM 1. SUMMARY TERM SHEET

    The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated January 7, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

    (a) The name of the issuer is eRoomSystem Technologies, Inc., a Nevada corporation (the "Company" or "eRoomSystem"), the address of its principal executive offices is 390 North 3050 East St. George, Utah 84790, and its telephone number is (800) 316-3070. The information set forth in the Offer to Exchange in Section 12 ("Information Concerning eRoomSystem") is incorporated herein by reference.

    (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options held by current employees, directors, independent sales representatives and key consultants to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), with an exercise price per share of $1.50 or more (the "Options") for New Options (the "New Options") to be granted under the Company's 2000 Stock Option and Incentive Plan ("2000 Plan") to purchase shares of Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the "Offer").

    The number of shares of Common Stock subject to each New Option will be equal to the number of shares of Common Stock subject to the tendered option that is accepted in exchange for that New Option.

    The information set forth in the Offer to Exchange the "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

    (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

    (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

    (a) The information set forth in the Offer to Exchange, the "Summary Term Sheet," and the Offer, including Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged"), Section 4 ("Procedure for Tendering Options"), Section 5 ("Withdrawal Rights"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New

Options"), Section 14 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 15 ("Legal Matters; Regulatory Approvals"), Section 16 ("Material U.S. Federal Income Tax Consequences"), Section 17 ("Extension of Offer; Termination; Amendment"), Section 20 ("Miscellaneous") and Appendix A ("Summary of Terms of New Options") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 13 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS

    (e) The information set forth in the Offer to Exchange under Section 13 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 14 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

    (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 18 ("Fees and Expenses") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

    (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a) The information set forth in the Offer to Exchange under Section 13 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 13 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

    (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS

    (a) The information set forth in the Offer to Exchange under Section 12 ("Information Concerning eRoomSystem Technologies, Inc.") and Section 19 ("Additional Information"), and the

Company's Annual Report on Form 10-KSB for its fiscal year ended December 31, 2000, as well as the Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, June 30 and September 30, 2001, is incorporated herein by reference.

    (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION

    (a) The information set forth in the Offer to Exchange under Section 14 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 15 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

    (b) Not applicable.

ITEM 12. EXHIBITS

    (a)(1) Offer to Exchange, dated January 7, 2002.

    (a)(2) Form of Letter of Transmittal.

    (a)(3) eRoomSystem Technologies Annual Report on Form 10-KSB for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission (the "Commission") on April 2, 2001, is incorporated herein by reference.

    (a)(4) eRoomSystem Technologies Quarterly Report on Form 10-QSB for its fiscal quarter ended March 31, 2001, filed with the Commission on May 14, 2001, is incorporated herein by reference.

    (a)(5) eRoomSystem Technologies Quarterly Report on Form 10-QSB for its fiscal quarter ended June 30, 2001, filed with the Commission on August 14, 2001, is incorporated herein by reference.

    (a)(6) eRoomSystem Technologies Quarterly Report on Form 10-QSB for its fiscal quarter ended September 30, 2001, filed with the Commission on November 14, 2001, is incorporated herein by reference.

    (a)(7) 2000 Stock Option and Incentive Plan, including any and all amendments thereto, filed as Appendix B to its Definitive Proxy Statement on Schedule 14A, filed the Commission on April 2, 2001.

    (b) Not applicable.

    (d) Not applicable.

    (g) Not applicable.

    (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

    (a) Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

    Dated: January 4, 2002

eRoomSystem Technologies, Inc.
By:	/s/ David S. Harkness
David S. Harkness
Its:	Chairman, Chief Executive Officer and President

INDEX OF EXHIBITS

(a)(1)	Offer to Exchange, dated January 7, 2002.
(a)(2)	Form of Letter of Transmittal.
(a)(3)
eRoomSystem Technologies Annual Report on Form 10-KSB for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission (the "Commission") on April 2, 2001, is incorporated herein by reference.
(a)(4)	eRoomSystem Technologies Quarterly Report on Form 10-QSB for its fiscal quarter ended March 31, 2001, filed with the Commission on May 14, 2001, is incorporated herein by reference.
(a)(5)	eRoomSystem Technologies Quarterly Report on Form 10-QSB for its fiscal quarter ended June 30, 2001, filed with the Commission on August 14, 2001, is incorporated herein by reference.
(a)(6)	eRoomSystem Technologies Quarterly Report on Form 10-QSB for its fiscal quarter ended September 30, 2001, filed with the Commission on November 14, 2001, is incorporated herein by reference.
(a)(7)	2000 Stock Option and Incentive Plan, including any and all amendments thereto, filed as Appendix B to its Definitive Proxy Statement on Schedule 14A, filed the Commission on April 2, 2001.

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SIGNATURE
INDEX OF EXHIBITS